UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                              Seanergy Maritime Corp.
                                (Name of Issuer)

                          Common Stock par value $0.0001
                          (Title of Class of Securities)

                                    737601036
                                 (CUSIP Number)

                               September 24, 2008

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                CUSIP No. 737601036

       1.    Names of Reporting Persons.

             Aldebaran Investments LLC

	     I.R.S. Identification Nos. of above persons: 205526257

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 3,366,650
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  3,366,650
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,366,650

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 13.23%

       12.   Type of Reporting Person (See Instructions) IA

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Item 1. (a)  Issuer:  Seanergy Maritime Corp.

        (b)  Address: 10, AMFITHEAS AVENUE
		      17564 P. FALIRO
		      ATHENS J3 000000

Item 2. (a)  Name of Person Filing:

 	     Aldebaran Investments LLC

        (b)  Address of Principal Business Offices:

             500 Park Avenue
	     5th Floor
	     New York, NY 10022

        (c)  Citizenship:

	     Delaware, United States

        (d)  Title of Class of Securities

             Common stock par value $0.0001

        (e)  CUSIP Number: 737601036

Item 3. Aldebaran Investments LLC is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E).

Item 4. Ownership

        (a)  Amount beneficially owned: 3,366,650

	     As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of 3,366,650 shares of Seanergy Maritime Corp. (the "Company") common stock. Aldebaran Investments LLC holds 3,366,650 warrants to purchase the Company's common stock. Each warrant entitles the holder to purchase one share of the Company's common stock at a price of $6.50. Each warrant became exercisable on September 24, 2008, and will expire on September 28, 2011, or earlier upon redemption.

	(b)  Percent of Class: 13.23%

	     This percentage is determined by dividing the number of shares of common stock beneficially owned by Aldebaran Investments LLC by 25,452,475, the number of shares of common stock (22,085,825) issued and outstanding as of September 24, 2008 combined with the number of warrants (3,366,650) held by Aldebaran Investments LLC.

	(c)  Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote  3,366,650

		(ii) Shared power to vote or to direct the vote	  0

		(iii)Sole power to dispose or to direct the disposition of  3,366,650

		(iv) Shared power to dispose or to direct the disposition   0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
	 Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2008
                                       Aldebaran Investments LLC

                                       By: /s/ Adam Scheer
                                       --------------------------
                                       Name: Adam Scheer
                                       Title: Authorized Signatory